

OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF COLORADO

CERTIFICATE OF DOCUMENT FILED

I, Jena Griswold , as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office, the attached document is a true and complete copy of the

Articles of Amendment

with Document # 20211350206 of

Targeted Shopping Solutions, Inc.

Colorado Corporation

(Entity ID # 20081013874)

consisting of 3 pages.

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 04/09/2021 that have been posted, and by documents delivered to this office electronically through 04/12/2021@ 17:17:12.

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, and issued this official certificate at Denver, Colorado on 04/12/2021 @ 17:17:12 in accordance with applicable law. This certificate is assigned Confirmation Number 13091341 .

Jena Griswold

Secretary of State of the State of Colorado



Colorado Secretary of State
Date and Time: 04/10/2021 10:02 AM
ID Number: 20081013874

Document number: 20211350206
Amount Paid: $25.00

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

   ID number 20081013874
   (Colorado Secretary of State ID number)

   Entity name Targeted Shopping Solutions, Inc.

2. The new entity name (if applicable) is ______________________.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
   ☒ This document contains additional amendments or other information.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

   (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

   The delayed effective date and, if applicable, time of this document is/are ______________________.
   (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Mulford	James		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

9938 Longview Drive
(Street name and number or Post Office Box information)

Lone Tree	CO	80124
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Attachment to Articles of Incorporation for Targeted Shopping Solutions, Inc.

The Corporation shall have the authority to issue up to 150,000,000 shares of common stock.



OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF COLORADO

CERTIFICATE OF DOCUMENT FILED

I, Jena Griswold , as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office, the attached document is a true and complete copy of the

Articles of Incorporation

with Document # 20081013874 of
Targeted Shopping Solutions, Inc.

Colorado Corporation

(Entity ID # 20081013874)

consisting of 4 pages.

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 04/09/2021 that have been posted, and by documents delivered to this office electronically through 04/12/2021@ 17:19:58.

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, and issued this official certificate at Denver, Colorado on 04/12/2021 @ 17:19:58 in accordance with applicable law. This certificate is assigned Confirmation Number 13091353 .

Secretary of State of the State of Colorado

End of Certificate



Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 50.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

E-Filed

Colorado Secretary of State
Date and Time: 01/08/2008 04:38 PM
Id Number: 20081013874

Document number: 20081013874

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation

filed pursuant to §7-90-301, et seq. and §7-102-102 of the Colorado Revised Statutes (C.R.S)

1. Entity name: Targeted Shopping Solutions, Inc.

(The name of a corporation must contain the term or abbreviation "corporation", "incorporated", "company", "limited", "corp.", inc.", "co." or "ltd"; If the corporation is a professional corporation, it must contain the term or abbreviation "professional corporation", "p.c.", or "pc" §7- 90-601, C.R.S.)

2. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:

☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

3. Principal office street address:

9938 Longview Drive
(Street name and number)

Lone Tree | CO | 80124
(City) | *(State)* | *(Postal/Zip Code)*

United States
(Province – if applicable) | *(Country – if not US)*

4. Principal office mailing address:
(if different from above):

(Street name and number or Post Office Box information)

(City) | *(State)* | *(Postal/Zip Code)*

(Province – if applicable) | *(Country – if not US)*

5. Registered agent: (if an individual):

Mulford | James | O. |
(Last) | *(First)* | *(Middle)* | *(Suffix)*

OR (if a business organization):

6. The person appointed as registered agent in the document has consented to being so appointed.

7. Registered agent street address:

9938 Longview Drive
(Street name and number)

Lone Tree | CO | 80124
(City) | *(State)* | *(Postal/Zip Code)*

8. Registered agent mailing address: _____
   (LEAVE BLANK if same as above)   *(Street name and number or Post Office Box information)*
                                         _____

                                         _____ _____ _____
                                                   (City)   *(State)*   *(Postal/Zip Code)*

                                         _____   _____
                                            (Province – if applicable)   *(Country – if not US)*

9. If the corporation's period of duration
   is less than perpetual, state the date on
   which the period of duration expires: _____
                                                  (mm/dd/yyyy)

10. *(OPTIONAL)* Delayed effective date: _____
                                                  (mm/dd/yyyy)

11. Name(s) and address(es) of
    incorporator(s):   (if an individual) Mulford_____ James_____ O._____ _____
                                                (Last)   *(First)*   *(Middle)*   *(Suffix)*

           OR (if a business organization) _____

                                         9938 Longview Drive_____
                                            (Street name and number or Post Office Box information)
                                         _____

                                         Lone Tree_____ CO__ 80124_____
                                                   (City)   *(State)*   *(Postal/Zip Code)*
                                         _____   United States
                                            (Province – if applicable)   *(Country – if not US)*

                       (if an individual) _____ _____ _____ _____
                                                (Last)   *(First)*   *(Middle)*   *(Suffix)*

           OR (if a business organization) _____

                                         _____
                                            (Street name and number or Post Office Box information)
                                         _____

                                         _____ _____ _____
                                                   (City)   *(State)*   *(Postal/Zip Code)*
                                         _____   United States
                                            (Province – if applicable)   *(Country – if not US)*

                       (if an individual) _____ _____ _____ _____
                                                (Last)   *(First)*   *(Middle)*   *(Suffix)*

           OR (if a business organization) _____

                                         _____
                                            (Street name and number or Post Office Box information)
                                         _____

                                         _____ _____ _____
                                                   (City)   *(State)*   *(Postal/Zip Code)*
                                         _____   United States
                                            (Province – if applicable)   *(Country – if not US)*

(If there are more than three incorporators, mark this box ☐ and include an attachment stating the true names and mailing addresses of all additional incorporators.)

12. The corporation is authorized to issue <u>50,000,000</u> shares of common stock.
    (number)

   (Additional classes of capital stock may be authorized and additional information regarding the corporation's stock may be stated, mark this box ☑ and include an attachment stating pertinent information.)

13. Additional information may be included pursuant to §7-102-102, C.R.S. and other organic statutes such as title 12, C.R.S. If applicable, mark this box ☐ and include an attachment stating the additional information.

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

14. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Mulford	James	O.	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

9938 Longview Drive
(Street name and number or Post Office Box information)

Lone Tree	CO	80124
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

Attachment to Articles of Incorporation for Targeted Shopping Solutions, Inc.

The corporation shall have authority to issue 10,000,000 shares of preferred stock.